As filed with the Securities and Exchange Commission on February 11, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of February 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                             Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                    No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ..................N/A...........................

                                   TELE2 Logo

                                                           FOR IMMEDIATE RELEASE
                                                      Tuesday, February 11, 2003

                        TELE2 REPORTS INCREASED CASH FLOW
                       OF SEK 2.9bn AFTER INVESTMENTS AND
                         REVENUE GROWTH OF 25% FOR 2002

New York and Stockholm - Tuesday, February 11, 2003 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced its consolidated results for the fourth quarter and year ended December 31, 2002.

o Full year EBT increased by MSEK 2,740 to MSEK 796
o Full year cash flow increased by MSEK 2,903 to MSEK 1,849 after investments
o 25% increase in full year revenues, by MSEK 6,197 to MSEK 31,282
o Q4 EBITDA MSEK 1,549, an increase of MSEK 916 compared to Q4 2001
o 6% EBITDA margin in Q4 for Central and Southern Europe fixed operations, leading to positive EBITDA for the full year
o 746,000 net customer intake for Q4, excluding one time adjustment in Denmark*

Lars-Johan Jarnheimer, President and CEO of Tele2 AB stated:

"In 2002 Tele2 grew faster than its competitors with organic revenue growth of 25%, but we also managed to achieve record cash flow of SEK 1.9bn and to increase pre-tax profits by more than SEK 2.7bn to MSEK 796. Maintaining this balance between customer growth, profitability and cash flow generation will remain a priority in 2003 and as a result of this we expect the board to propose a dividend for the fiscal year 2003.

"The fixed line operations in continental Europe continue to see excellent growth, reaching 8.5 million customers, and the Southern and Central market areas together reached EBITDA breakeven in 2002. The 58% revenue growth in Southern Europe has been driven by the introduction of local pre-select calling. This is encouraging, as local pre-select calling is due to be introduced in Germany in 2003, and this will boost revenue in Central without added cost. The EBITDA margins in our Swedish fixed line operations remain in our target range at 22%. Tele2's mobile businesses are best in class, with Swedish mobile EBITDA margins of 55%, and there were impressive additions of mobile customers, particularly in the Baltic States. Our focus continues to be on low customer acquisition cost, churn management and operational cost control."


* See detailed information on page 3 under Nordic area

FINANCIAL AND OPERATING HIGHLIGHTS


 (The figures shown in parenthesis correspond to the comparable periods in 2001 and all negative amounts are distinguished with a minus sign).

           Financial highlights for the year ended December 31, 2002


          ------------------------------------------------------------
          SEK millions                            2002           2001
          ------------------------------------------------------------
          Operating Revenue                     31,282         25,085
           EBITDA (i)                            5,127          1,699
           EBIT (ii)                             1,530         -1,356
           EBT (iii)                               796         -1,944
          ------------------------------------------------------------

          (i)   Operating Profit before depreciation and amortization
          (ii) Operating Profit (loss) after depreciation and amortization
          (iii) Profit (loss) after financial items

             Operating highlights for the year to December 31, 2002

o The fixed line operations in Central and Southern Europe together reached EBITDA breakeven for the full year 2002.

o Local pre-select calling is being progressively introduced across Europe and in 2002 was widely available, including in Sweden, Denmark, France, Spain and Italy. Local pre-select calling has been a strong contributor to growth in Southern Europe during the year with revenue growing by 58%. Now with local pre-select calling available in Holland, since August 1, 2002, and its introduction in Germany due in 2003, Central Europe will receive similar benefits in the course of 2003.

o Tele2 in Sweden reached 3 million mobile customers reflecting the growth during 2002, as Tele2 grew faster than its two main competitors with a market share of over 50% in terms of new customers acquired.

o Tele2 completed the funding of Svenska UMTS nat, the Swedish UMTS network company jointly owned with Telia. Tele2 and Telia announced a banking facility of SEK 11 billion to fully fund the build out of the UMTS network in Sweden.

o Tele2 announced an agreement with Telenor for an MVNO in Norway as an alternative UMTS strategy, the launch is planned in the first quarter of 2003. In exchange Telenor will be given access to Tele2's UMTS network in Sweden. Subsequently Tele2 has returned its UMTS license to the Norwegian Government saving some SEK 5bn of investment in building this network, although as previously announced, Tele2 took a write-off of MSEK 399 in the fourth quarter. Tele2 successfully launched an MVNO in The Netherlands and in Austria the company also announced an MVNO agreement with Connect Austria.

o Operating revenue for 2002 includes MSEK 237 relating to court case with Telia (note 6)

o Due to sustainable results for several European companies, taxation has been effected by the revaluation of loss carry forwards. The impact on the income statement is MSEK 575 (note 2)

o The Q4 result is affected by a write-down of MSEK 86 regarding shares in the investment XSource Corporation. This cost is recorded in item "Net interest and other financial expenses".

o With great sadness the Board of Directors of Tele2 AB announced that the Chairman of the company, Mr. Jan Hugo Stenbeck, passed away at the age of
    59. On 22 August Mr. Bruce Grant was appointed Chairman.

                        OPERATIONAL REVIEW BY MARKET AREA



                                     Nordic

Operating revenue 2002, MSEK 13,566 (11,898), +14% EBITDA 2002, MSEK 4,814
(3,768), +28%

The Nordic market area encompasses Tele2 operations in Sweden, Norway, Denmark and Finland, and Datametrix. Optimal Telecom is included with effect from 1 January 2002.

Tele2 has agreed terms with Telia in Sweden, Telenor in Norway and TDC in Denmark to resell ADSL services and Tele2 launched these services over the summer.

                                     Sweden

Tele2 in Sweden is the main Nordic market area. During 2002 successful sales campaigns for both fixed and mobile products have increased market share. In 2002, Tele2 in Sweden was able to maintain high margins, with EBITDA margins of 55% in mobile and 22% in fixed line and Internet. The mobile operations in Sweden reported 3 million customers, an annualized increase of 19%, and Comviq continues to increase its market share of new sales. Monthly average revenue per mobile customers (ARPU), including both postpaid and prepaid customers, was SEK 187 in the fourth quarter and monthly mobile minutes of usage (MOU) were 101 in the fourth quarter. Prepaid mobile customers accounted for 72% of the total mobile customer base. Fixed telephony and Internet had 1.9 million customers at the end of the quarter.

                           Denmark, Finland and Norway

Denmark, Finland and Norway operations are predominantly fixed telephony and Internet and encouragingly, competitive pressures continue to reduce in these countries. In addition costs have been reduced with staff reductions in Denmark and Norway of 10% and 20% respectively.

During the third quarter Tele2 reached agreement for an MVNO for UMTS in Norway with Telenor, in exchange for Telenor's access to Tele2's UMTS network in Sweden. This MVNO will be launched in the first quarter of 2003. The advantage for Tele2 is that it will save some SEK 5bn of the capital expenditure needed for UMTS in Norway, although there is the previously announced write-off of MSEK 399 in quarter four relating to this decision to return the license to the Norwegian regulator. In Norway and Denmark margins have improved, and in Denmark a review of interconnect prices has been finalized which will reduce interconnect costs by some MDKK 20 per annum. Denmark has become the last operation in the Group to fully adopt the Group definition of an "active customer". This has resulted in a one-time effect of reducing Danish customers by 461,000 as a result of upgrading the computer systems in Denmark to the Group standard of operation. Now all of Tele2 uses the same customer definition.

                            Eastern Europe and Russia

Operating revenue 2002, MSEK 2,320 (1,148), +102% EBITDA 2002, MSEK 541 (272),
+99%

The Eastern Europe and Russia market area encompasses Tele2 operations in the Baltics (Lithuania, Latvia and Estonia), in Poland, the Czech Republic and in Russia, and XSource operations.

In the Baltics, Tele2's service offering continues to see very strong growth in customers, predominantly driven by the mobile operations and in particular the prepaid product. In Latvia Tele2 acquired one of two UMTS licenses. In January 2003 fixed markets opened to competition and Tele2 expects to launch fixed services in the first half of 2003. In the Czech Republic there was strong intake and Tele2 will introduce pre-selection with local calling during 2003. In Poland, Tele2 will launch fixed line services in the first quarter 2003, following the deregulation of international calls from 1 January.

                                    Central Europe

Operating revenue 2002, MSEK 5,689 (4,844), +17%
EBITDA 2002, MSEK -81 (-606), of which MSEK 105 (-585) for fixed telephony & Internet. The Central European market encompasses Tele2 operations in Germany, the Netherlands, Switzerland and Austria, and a license in Ireland.

Central Europe showed strong revenue and EBITDA growth during the year and the fixed line operations were EBITDA positive for the full year. ARPU for the market area was SEK 164.

In Germany Tele2 is the third largest alternative fixed line provider and is one of the fastest growing operators in the country. In 2002 the Tele2 brand recognition increased dramatically and it is now the third most recognized brand in fixed telephony and not far behind second-ranked Arcor. Tele2 has simplified its price structures and had real success in marketing which focuses on comparison with the prices of its competitors. In the fourth quarter revenue and EBITDA grew strongly. However, Germany as a market has lagged behind the rest of Europe, notably in that local calling is not yet deregulated and pre-selection rules favor the incumbent. Concerted lobbying at the EU level is having its effect and Germany will start to deregulate in 2003 and Central is expected to see the same benefits of local pre-select calling in the second half of 2003 as Southern has experienced in 2002.

In the Netherlands Tele2 is now the second largest alternative operator and the Tele2 brand has 80% recognition across the population. Tele2 launched an MVNO in the first half of 2002 and saw strong growth in the second half of the year to become the sixth largest mobile operator in the country achieving its target of converting 10% of its fixed line customers in the first year of operation. These mobile customers have been acquired at a low cost.

Tele2 Austria is now the largest alternative operator and in 2002 has seen strong growth with brand recognition of some 85% of the population; the low churn being achieved reflects a high level of customer satisfaction. Tele2 expects to launch an MVNO in early 2003. In Switzerland Tele2 is now the second-largest alternative operator and has singed up a large number of customers for pre-selection using "Third Party Verification". During 2002 Tele2 has broadened its offering in Switzerland by launching mobile services in May, the Tele2 Voice box in April and Internet ADSL in November.

                                    Southern Europe

Operating revenue 2002, MSEK 8,105  (5,124), +58%
EBITDA 2002, MSEK -101 (-1,331)
The Southern Europe market includes Tele2 operations in France, Italy, Spain and Portugal.

Southern Europe has continued to show strong growth in operating revenue, which was up 58% in 2002 and showed a very strong EBITDA improvement. There has been a strong trend in EBITDA in 2002 and in particular in quarter four when it reached MSEK 156, reflecting strong results in both Italy and France and lower marketing spend across the market area. As previously announced Tele2 has launched services in Portugal, which will be fully rolled out in the early part of 2003. Tele2 achieved a strong ARPU for Southern Europe of SEK 162 up from 139 in the third quarter.

Tele2 now offers a complete product portfolio including local, long distance, international and fixed to mobile calls and has recently added internet services. Local pre-select calling has been available to 100% of clients in France, Italy and Spain, which has had a very positive impact on traffic, revenues and churn in 2003, and these improvements have been achieved at minimal cost.

Tele2 France continued to grow strongly and confirms its position as the leading alternative operator. Tele2 Italy is the second alternative operator and continues to show a strong intake in customers and additional services such as the recently launched dial-up Internet service. In Spain, Tele2 introduced local pre-select calling in June, which has increased traffic substantially. In 2003 Tele2 will launch fixed line services in Portugal from Spain.

Tele2 is experiencing strong momentum in the region at present and will take advantage of that in the following quarter. Customer intake will therefore increase in Q1 2003.

                                   Luxembourg

Operating revenue 2002, MSEK 754 (663), +14%
EBITDA 2002, MSEK 126 (5)
The Luxembourg market includes Tele2 operations in Liechtenstein and Luxembourg, the recently launched operation in Belgium, 3C operations and Transac.

Tango is the largest mobile provider in Luxembourg. Tele2 was awarded a UMTS license and has recently launched MMS services. In 2002 Tango launched TANGO TV, in conjunction with Tango radio, and is successfully reaching its younger target audience and experimenting with interactivity between media and mobile which will drive SMS and MMS traffic. On 15 January 2003 Tele2 launched fixed line services in Belgium.

                          Branded Products and Services

Operating revenue 2002, MSEK 848 (1,408)
EBITDA 2002,  MSEK -172 (-409)
Branded Products include Tele2 UK, the operation launched in conjunction with the Post Office in the UK, C3 operations, Everyday operations and IntelliNet operations.

                                  GROUP REVIEW

                                 Parent Company

At the Parent company level, Tele2 reported, at December 31, 2002, operating revenue of MSEK 16 (12), EBIT of MSEK -73 (-57) and liquidity of MSEK 10 compared to MSEK 8 at December 31, 2001.

A convertible has during Q4, 2002 been converted to 100,000 B-shares with an effect on equity of MSEK 15. The Parent company has given a Shareholders' contribution to subsidiaries with MSEK 400 and received Group contribution with MSEK 3,035.


                               COMPANY DISCLOSURE

First Quarter of 2003 Results
The date for the release of Tele2's financial and operating results for the period ended March 31, 2003 is April 23,2003.

The Annual General Meetings (AGM)
The AGM will be held at 1.30pm on Thursday May 15, 2003 at Gamla-Stans Bryggeri, Tullhus 2 on Skeppsbrokajen in Stockholm


Stockholm 11 February 2003

The Board of Tele2 AB

                                  REPORT REVIEW

The financial and operating results for the period ended December 31, 2002 have not been subject to specific review by the Company's auditor.




Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.8 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


CONTACTS

Lars-Johan Jarnheimer               Telephone:     + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                        Telephone:     + 46 8 562 640 00
CFO, Tele2 AB

Andrew Best                         Telephone:     + 44 20 7321 5022
Investor enquiries

Visit us at our homepage: http://www.Tele2.com


CONFERENCE CALL DETAILS
A conference call to discuss the results will be held at 16:00 (Swedish time) / 10:00 (New York time), on 11 February 2003. The dial in number is: +44 (0)20 7162 0125and participants should quote `Tele2 AB'. A live audio stream of the conference call can also be accessed at www.Tele2.com. Please dial in / log on 10 minutes prior to the start of the conference call to allow time for registration. An instantaneous recording of the conference call will be available for 48 hours after the call on +44 (0)20 8288 4459 access code 520252.



APPENDICES

Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders' Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 in Sweden
Five Year Summary
Notes to the Accounts

                      CONSOLIDATED INCOME STATEMENT (MSEK)


                                                                          2002           2001   2002    2001
                                                                     Full year      Full year     Q4      Q4
                                                                ---------------------------------------------
Operating revenue                                                       31,282         25,085  8,491   6,926
Operating expenses                                                     -29,740        -26,555 -8,157  -7,131
Other revenues                                                              50            189     16      27
Other expenses                                                             -62            -75    -35     -47
                                                                ---------------------------------------------
Operating Profit (loss)                                                  1,530         -1,356    315    -225

Share of profit (loss) of associated companies                             -41            -58    -16      -8
Sale of associated company                                                   5             91      5      91
Net interest and other financial expenses                 Note 1          -698           -621   -187    -202
                                                                ---------------------------------------------
Profit (loss) after financial items                                        796         -1,944    117    -344

Taxes                                                     Note 2          -574          2,335    245   2,927
Minority interest                                                            1              1     -2      -4
                                                                ---------------------------------------------
Profit (loss) after taxes                                                  223            392    360   2,579
-------------------------------------------------------------------------------------------------------------

Earnings (loss) per share after tax (SEK)                                 1.51           2.70   2.44   17.81
Earnings (loss) per share after tax, after dilution (SEK)                 1.51           2.70   2.44   17.77

Number of shares, basic                                   Note 3   147,460,175    147,360,175
Number of shares, weighted average                        Note 3   147,360,175    145,003,847
Number of shares after dilution                           Note 3   148,223,175    147,560,175
Number of shares after dilution, weighted average         Note 3   147,634,293    145,223,466

                               CONSOLIDATED BALANCE SHEET (MSEK)

                                                              2002         2001
                                                            Dec 31       Dec 31
                                                       -------------------------
ASSETS

Fixed assets
Intangible assets                              Note 8       25,096       27,769
Tangible assets                                              9,257        9,431
Long-term financial assets                     Note 2        2,020        2,390
                                                       ------------ ------------
                                                            36,373       39,590

Current assets
Materials and supplies                                         353          362
Current receivables                                          7,673        6,929
Cash and cash equivalents                                    2,473        2,275
                                                       ------------ ------------
                                                            10,499        9,566

--------------------------------------------------------------------------------
Total assets                                                46,872       49,156
--------------------------------------------------------------------------------

EQUITY AND LIABILITIES

Shareholders' Equity
Restricted equity                                           25,138       36,478
Non-restricted equity                                        3,590       -6,961
                                                       ------------ ------------
                                                            28,728       29,517

Minority interest                                               22           28

Provisions
Other provisions                                                28            -
                                                       ------------ ------------
                                                                28            -

Long-term liabilities
Interest-bearing liabilities                                 7,899       10,972
Non-interest-bearing liabilities                                 -            8
                                                       ------------ ------------
                                                             7,899       10,980

Short-term liabilities
Interest-bearing liabilities                                 2,382          882
Non-interest-bearing liabilities               Note 8        7,813        7,749
                                                       ------------ ------------
                                                            10,195        8,631

--------------------------------------------------------------------------------
Total equity and liabilities                                46,872       49,156
--------------------------------------------------------------------------------



                                          CONSOLIDATED CASH FLOW STATEMENT (MSEK)

                                                              2002         2001   2002   2002   2002   2002    2001    2001
                                                         Full year    Full year     Q4     Q3     Q2     Q1      Q4      Q3
                                                      ----------------------------------------------------------------------
Cash flows from operation                                    4,564        1,161  1,408  1,250  1,060    846     508     590
Change in working capital                                     -199         -748   -154     -5     27    -67     108    -967

                                                      ----------------------------------------------------------------------
Cash flows provided by operating activities                  4,365          413  1,254  1,245  1,087    779     616    -377
Capital expenditures, net                                   -1,890       -2,145   -526   -418   -415   -531    -550    -588
Change of long term receivables                                 -3          -87     -3     11    -11      -       -     -25
Purchase/sale of companies                     Note 4         -623          765     -2     -6   -591    -24   1,119    -270
                                                      ----------------------------------------------------------------------
Cash flow after investing activities                         1,849       -1,054    723    832     70    224   1,185  -1,260

Financing activities                           Note 4       -1,398        1,793   -799   -375   -196    -28      98   1,232
                                                      ----------------------------------------------------------------------
Net change in cash                                             451          739    -76    457   -126    196   1,283     -28

Cash at beginning of period                                  2,275        1,511  2,600  2,135  2,388  2,275     968   1,070
Exchange difference in cash                                   -253           25    -51      8   -127    -83      24     -74
                                                      ----------------------------------------------------------------------
Cash at end of period*                                       2,473        2,275  2,473  2,600  2,135  2,388   2,275     968
----------------------------------------------------------------------------------------------------------------------------

*of which restricted funds                                     870          897    870    960    892    963     897       -
For additional cash flow information:          Note 4


                                       CHANGE OF CONSOLIDATED SHAREHOLDERS' EQUITY (MSEK)

                                                                       2002                                  2001
                                             --------------------------------------------------------------------------
                                                  Restricted              Non            Restricted             Non
                                                                       restricted                           restricted
                                               Share capital  Other                  Share capital Other
                                             --------------------------------------------------------------------------
Equity, January 1                                       737   35,741      -6,961              724  25,098          717
New issue, purchase of companies                          -        -           -               12     837            -
New issue, Convertible debt                               -       14           -                1      14            -
Gradual acquisition                                       -        -           -                -       -          -12
Withdrawal from the share premium reserve                 -   -7,387       7,387                -       -            -
Translation differences and other transfers               -   -3,967       2,941                -   9,792       -8,058
Profit, year-to-date                                      -        -         223                -       -          392
                                             --------------------------------------------------------------------------
Equity, December 31                                     737   24,401       3,590              737  35,741       -6,961
                                             --------------------------------------------------------------------------
Total restricted and retained losses                          25,138       3,590                   36,478       -6,961
-----------------------------------------------------------------------------------------------------------------------

                                           NUMBER OF CUSTOMERS (in thousands)

                                            -----------------------------------------------------------------------
                                                  Number of customers                     Net intake
                                            -----------------------------------------------------------------------
                                                  2002        2001               2002 2002 2002  2002   2001  2001
                                                Dec 31      Dec 31     Change      Q4   Q3   Q2    Q1     Q4    Q3
                                            -----------------------------------------------------------------------

Nordic
Mobile telephony                    Note 5       3,221       2,642        22%     134  149  116   180    121   154
Fixed telephony and Internet        Note 5       2,822       3,632       -22%    -406  -89 -118  -197     77   178
Cable TV                                           209           -          -      13    4    3   189      -     -
                                            -----------------------------------------------------------------------
                                                 6,252       6,274         0%    -259   64    1   172    198   332

Eastern Europe & Russia
Mobile telephony                                 1,366         853        60%     191  104  117   101    287    91
Fixed telephony and Internet                       144          77        87%      51   10    2     4     69     2
Cable TV                                            64          66        -3%       1    -   -3     -     66     -
                                            -----------------------------------------------------------------------
                                                 1,574         996        58%     243  114  116   105    422    93

Central Europe
Mobile telephony                                   271          48       465%      70   42   63    48     14    -4
Fixed telephony and Internet                     3,316       3,143         6%      59   -7   70    51    229   137
                                            -----------------------------------------------------------------------
                                                 3,587       3,191        12%     129   35  133    99    243   133

Southern Europe
Fixed telephony and Internet                     5,129       4,286        20%     174  212  212   245    418   215
                                            -----------------------------------------------------------------------
                                                 5,129       4,286        20%     174  212  212   245    418   215

Luxembourg
Mobile telephony                                   181         167         8%       3    4    3     4     10    12
Fixed telephony and Internet                        41          44        -7%      -5   -1    2     1      2     1
                                            -----------------------------------------------------------------------
                                                   222         211         5%      -2    3    5     5     12    13

                                                                  ------------
                                            -----------------------------------------------------------------------
Total number of customers                       16,764      14,958        12%     285  428  467   626  1,293   786
-------------------------------------------------------------------------------------------------------------------



BY BUSINESS AREA
Mobile telephony                                 5 039       3 710        36%     398  299  299   333    432   253
      of which prepaid                           3 363       2 179        54%     281  379  193   331    215   269
Fixed telephony and Internet                    11 452      11 182         2%    -127  125  168   104    795   533
Cable TV                                           273          66       314%      14    4    -   189     66     -
                                            -----------------------------------------------------------------------
Total number of customers                       16 764      14 958        12%     285  428  467   626  1 293   786
-------------------------------------------------------------------------------------------------------------------

                                      MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)

                                                   OPERATING REVENUE

                                                         2002         2001     2002   2002    2002   2002    2001   2001
                                                    Full year    Full year       Q4     Q3      Q2     Q1      Q4     Q3
                                                 ------------------------------------------------------------------------
Nordic
Mobile telephony                         Note 5-6       7,109        6,029    1,806  1,849   1,784  1,670   1,591  1,664
Fixed telephony and Internet               Note 5       6,637        5,886    1,669  1,576   1,656  1,736   1,607  1,363
Cable TV                                                  270          171       76     68      64     62      52     43
Data processing                                           214          280       78     41      47     48      55     52
Adjustments for sales internal                           -664         -468     -161   -213    -172   -118    -160    -96
                                                 ------------------------------------------------------------------------
                                                       13,566       11,898    3,468  3,321   3,379  3,398   3,145  3 026
Eastern Europe & Russia
Mobile telephony                                        2,068        1,094      549    551     523    445     370    270
Fixed telephony and Internet                              198           34       61     49      50     38      12     11
Cable TV                                                   26            -        7      6       7      6       -      -
Data processing                                            77           53       25     19      19     14      18     11
Adjustments for sales internal                            -49          -33      -16    -13     -11     -9     -11     -8
                                                 ------------------------------------------------------------------------
                                                        2,320        1,148      626    612     588    494     389    284
Central Europe
Mobile telephony                                          145           25       62     45      22     16       7      7
Fixed telephony and Internet                            5,922        5,339    1,613  1,464   1,438  1,407   1,444  1,292
Adjustments for sales internal                           -378         -520     -129    -88     -86    -75     -79    -84
                                                 ------------------------------------------------------------------------
                                                        5,689        4,844    1,546  1,421   1,374  1,348   1,372  1,215
Southern Europe
Fixed telephony and Internet                            8,415        5,591    2,455  2,027   2,065  1,868   1,566  1 406
Adjustments for sales internal                           -310         -467      -97    -78     -55    -80     -84   -109
                                                 ------------------------------------------------------------------------
                                                        8,105        5,124    2,358  1,949   2,010  1,788   1,482  1,297
Luxembourg
Mobile telephony                                          535          471      143    142     130    120     149    113
Fixed telephony and Internet                              209          211       59     48      52     50      46     60
Cable TV                                   Note 7           2            5        1     -1       1      1       5      -
Data processing                                           124           99       42     29      28     25      29     28
Adjustments for sales internal                           -116         -123      -29    -41     -16    -30     -45    -27
                                                 ------------------------------------------------------------------------
                                                          754          663      216    177     195    166     184    174
Branded products and services
Mobile telephony                           Note 5           -           17        -      -       -      -      13      4
Fixed telephony and Internet               Note 5       1,004        1,559      320    254     210    220     368    372
Adjustments for sales internal                           -156         -168      -43    -39     -46    -28     -27    -40
                                                 ------------------------------------------------------------------------
                                                          848        1,408      277    215     164    192     354    336

                                                 ------------------------------------------------------------------------
Total operating revenue                                31,282       25,085    8,491  7,695   7,710  7,386   6,926  6,332
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                           Note 6       9,857        7,636    2 560  2 587   2 459  2 251   2 130  2 058
Fixed telephony and Internet                           22,385       18,620    6 177  5 418   5 471  5 319   5 043  4 504
Cable TV                                                  298          176       84     73      72     69      57     43
Data processing                                           415          432      145     89      94     87     102     91
Adjustments for sales internal                         -1,673       -1,779     -475   -472    -386   -340    -406   -364
                                                 ------------------------------------------------------------------------
Total operating revenue                                31,282       25,085    8 491  7 695   7 710  7 386   6 926  6 332
-------------------------------------------------------------------------------------------------------------------------


                                 MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

                                                         EBITDA

                                                          2002        2001     2002   2002    2002   2002    2001   2001
                                                     Full year   Full year       Q4     Q3      Q2     Q1      Q4     Q3
                                                 ------------------------------------------------------------------------
Nordic
Mobile telephony                         Note 5-6       3,576        2,917      894    955     903    824     754    885
Fixed telephony and Internet               Note 5       1,187          847      347    279     292    269     303    204
Cable TV                                                   41          -11       14     15       8      4      19    -14
Data processing                                            10           15        6      2       1      1       3      1
                                                 ------------------------------------------------------------------------
                                                        4,814        3,768    1,261  1,251   1,204  1,098   1,079  1,076
Eastern Europe & Russia
Mobile telephony                                          611          320      131    193     150    137      96     82
Fixed telephony and Internet                              -76          -56      -32    -17     -16    -11     -24     -4
Cable TV                                                   -1            -       -1      -       -      -       -      -
Data processing                                             7            8        6      2      -1      -       4      1
                                                 ------------------------------------------------------------------------
                                                          541          272      104    178     133    126      76     79
Central Europe
Mobile telephony                                         -186          -21      -45    -39     -63    -39     -23      1
Fixed telephony and Internet                              105         -585       65     16      12     12     -54   -120
                                                 ------------------------------------------------------------------------
                                                          -81         -606       20    -23     -51    -27     -77   -119
Southern Europe
Fixed telephony and Internet                             -101       -1,331      156     -4     -72   -181    -329   -295
                                                 ------------------------------------------------------------------------
                                                         -101       -1,331      156     -4     -72   -181    -329   -295
Luxembourg
Mobile telephony                                          161          101       44     53      35     29       4     43
Fixed telephony and Internet                                6          -61       -5     -2       7      6     -25     -5
Cable TV                                   Note 7         -29           -4       -7     -8      -5     -9      -4      -
Data processing                                           -12          -31       -1     -3      -5     -3     -12     -5
                                                 ------------------------------------------------------------------------
                                                          126            5       31     40      32     23     -37     33
Branded products and services
Mobile telephony                           Note 5           -          -22        -      -       -      -     -15     -4
Fixed telephony and Internet               Note 5        -172         -387      -23    -20     -39    -90     -64    -49
                                                 ------------------------------------------------------------------------
                                                         -172         -409      -23    -20     -39    -90     -79    -53

                                                 ------------------------------------------------------------------------
Total EBITDA                                            5,127        1,699    1,549  1,422   1,207    949     633    721
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                           Note 6       4,162        3,295    1,024  1,162   1,025    951     816  1,007
Fixed telephony and Internet                              949       -1,573      508    252     184      5    -193   -269
Cable TV                                                   11          -15        6      7       3     -5      15    -14
Data processing                                             5           -8       11      1      -5     -2      -5     -3
                                                 ------------------------------------------------------------------------
Total EBITDA                                            5,127        1,699    1,549  1,422   1,207    949     633    721
-------------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN
Nordic                                   Note 5-6         35%          32%      36%    38%     36%    32%     34%    36%
Eastern Europe & Russia                                   23%          24%      17%    29%     23%    26%     20%    28%
Central Europe                                            -1%         -13%       1%    -2%     -4%    -2%     -6%   -10%
Southern Europe                                           -1%         -26%       7%     0%     -4%   -10%    -22%   -23%
Luxembourg                                                17%           1%      14%    23%     16%    14%    -20%    19%
Branded products and services              Note 5        -20%         -29%      -8%    -9%    -24%   -47%    -22%   -16%
Total EBITDA margin                                       16%           7%      18%    18%     16%    13%      9%    11%
-------------------------------------------------------------------------------------------------------------------------


                                 MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

                                                         EBIT
                                                         2002         2001     2002   2002    2002   2002    2001   2001
                                                    Full year    Full year       Q4     Q3      Q2     Q1      Q4     Q3
                                                 ------------------------------------------------------------------------
Nordic
Mobile telephony                         Note 5-6       2,785        2,563      393    855     805    732     663    795
Fixed telephony and Internet               Note 5         721          363      225    172     180    144     179     80
Cable TV                                                  -32          -83       -5     -4      -9    -14       1    -32
Data processing                                             5           12        4      1       -      -       2      -
                                                 ------------------------------------------------------------------------
                                                        3,479        2,855      617  1,024     976    862     845    843
Eastern Europe & Russia
Mobile telephony                                          272           76       30    121      67     54     -38     41
Fixed telephony and Internet                             -105          -79      -43    -24     -23    -15     -34    -12
Cable TV                                                  -13            -       -5     -4      -2     -2       -      -
Data processing                                            -3           -3        9     -1      -5     -6       3     -2
                                                 ------------------------------------------------------------------------
                                                          151           -6       -9     92      37     31     -69     27
Central Europe
Mobile telephony                                         -203          -24      -49    -44     -67    -43     -26      1
Fixed telephony and Internet                              -11         -683       30    -13     -14    -14     -75   -147
                                                 ------------------------------------------------------------------------
                                                         -214         -707      -19    -57     -81    -57    -101   -146
Southern Europe
Fixed telephony and Internet                             -230       -1 427      123    -41    -101   -211    -359   -319
                                                 ------------------------------------------------------------------------
                                                         -230       -1 427      123    -41    -101   -211    -359   -319

Luxembourg
Mobile telephony                                           96           36       27     36      19     14     -13     24
Fixed telephony and Internet                              -12         -109      -10     -7       3      2     -43    -15
Cable TV                                   Note 7         -34           -5       -8    -11      -6     -9      -5      -
Data processing                                           -16          -35       -2     -3      -6     -5     -13     -6
                                                 ------------------------------------------------------------------------
                                                           34         -113        7     15      10      2     -74      3
Branded products and services
Mobile telephony                           Note 5           -          -22        -      -       -      -     -15     -4
Fixed telephony and Internet               Note 5        -184         -424      -26    -23     -42    -93     -74    -60
                                                 ------------------------------------------------------------------------
                                                         -184         -446      -26    -23     -42    -93     -89    -64

Group adjustments, depreciation                        -1,506       -1 512     -378   -378    -376   -374    -378   -385
                                                 ------------------------------------------------------------------------
Total EBIT                                              1,530       -1,356      315    632     423    160    -225    -41
-------------------------------------------------------------------------------------------------------------------------

BY BUSINESS AREA
Mobile telephony                           Note 6      2 ,950        2,629      401    968     824    757     571    857
Fixed telephony and Internet                              179       -2,359      299     64       3   -187    -406   -473
Cable TV                                                  -79          -88      -18    -19     -17    -25      -4    -32
Data processing                                           -14          -26       11     -3     -11    -11      -8     -8
Group adjustments, depreciation                        -1,506       -1,512     -378   -378    -376   -374    -378   -385
                                                 ------------------------------------------------------------------------
Total EBIT                                              1,530       -1,356      315    632     423    160    -225    -41
-------------------------------------------------------------------------------------------------------------------------

EBIT MARGIN
Nordic                                   Note 5-6         26%          24%      18%    31%     29%    25%     27%    28%
Eastern Europe & Russia                                    7%          -1%      -1%    15%      6%     6%    -18%    10%
Central Europe                                            -4%         -15%      -1%    -4%     -6%    -4%     -7%   -12%
Southern Europe                                           -3%         -28%       5%    -2%     -5%   -12%    -24%   -25%
Luxembourg                                                 5%         -17%       3%     8%      5%     1%    -40%     2%
Branded products and services              Note 5        -22%         -32%      -9%   -11%    -26%   -48%    -25%   -19%
Total EBIT margin                                          5%          -5%       4%     8%      5%     2%     -3%    -1%
-------------------------------------------------------------------------------------------------------------------------

                                                   INVESTMENTS (MSEK)*
                                          *according to the Cash flow Statement

                                                         2002         2001    2002    2002   2002    2002     2001   2001
                                                    Full year    Full year      Q4      Q3     Q2      Q1       Q4     Q3
                                                --------------------------------------------------------------------------
Market areas
Nordic                                    Note 5          902        1 029     164     202    243     293      200    248
Eastern Europe & Russia                                   594          328     227     141    101     125      128    130
Central Europe                                            135          149      54      28     16      37        6     93
Southern Europe                                           142          454      35      26     30      51      105     73
Luxembourg                                                 94          122      28      22     22      22       92     14
Branded products and services             Note 5           23           63      18      -1      3       3       19     30
                                                --------------------------------------------------------------------------
                                                        1,890        2,145     526     418    415     531      550    588
Change of long-term receivables                             3           87       3     -11     11       -        -     25
Purchase/sale of companies                Note 4          623         -765       2       6    591      24   -1,119    270
                                                --------------------------------------------------------------------------
Total investments                                       2,516        1,467     531     413  1 017     555     -569    883
--------------------------------------------------------------------------------------------------------------------------

Business areas
Mobile telephony                                          998          789     308     235    206     249      166    269
Fixed telephony and Internet                              794        1 272     208     150    189     247      400    292
Cable TV                                                   85           52       5      31     21      28      -25     19
Data processing                                            13           32       5       2     -1       7        9      8
                                                --------------------------------------------------------------------------
                                                        1,890        2,145     526     418    415     531      550    588
Change of long-term receivables                             3           87       3     -11     11       -        -     25
Purchase/sale of companies                Note 4          623         -765       2       6    591      24   -1,119    270
                                                --------------------------------------------------------------------------
Total investments                                       2,516        1,467     531     413  1,017     555     -569    883
--------------------------------------------------------------------------------------------------------------------------

                                                 TELE2 IN SWEDEN (MSEK)*
                             *Optimal Telecom is included from January 1, 2002 (see Note 5).

                                                         2002         2001    2002    2002   2002    2002     2001   2001
                                                    Full year    Full year      Q4      Q3     Q2      Q1       Q4     Q3
                                                --------------------------------------------------------------------------
Operating revenue
Mobile telephony                          Note 6        6,611        5,720   1,657   1,695  1,670   1,589    1,513  1,560
Fixed telephony and Internet                            3,877        3,183     972     901    956   1,048      853    726
Cable TV                                                  253          157      71      64     60      58       49     39
                                                --------------------------------------------------------------------------
Total Tele2 in Sweden                                  10,741        9,060   2,700   2,660  2,686   2,695    2,415  2,325
--------------------------------------------------------------------------------------------------------------------------

EBITDA
Mobile telephony                          Note 6        3,646        3,111     880     954    938     874      808    897
Fixed telephony and Internet                              870          675     216     219    219     216      220    161
Cable TV                                                   41          -13      14      14      9       4       19    -15
                                                --------------------------------------------------------------------------
Total Tele2 in Sweden                                   4,557        3,773   1,110   1,187  1,166   1,094    1,047  1,043
--------------------------------------------------------------------------------------------------------------------------

EBITDA margin
Mobile telephony                          Note 6          55%          54%     53%     56%    56%     55%      53%    58%
Fixed telephony and Internet                              22%          21%     22%     24%    23%     21%      26%    22%
Cable TV                                                  16%          -8%     20%     22%    15%      7%      39%   -38%
Total Tele2 in Sweden                                     42%          42%     41%     45%    43%     41%      43%    45%
--------------------------------------------------------------------------------------------------------------------------

EBIT
Mobile telephony                          Note 6        3,306        2,759     828     855    842     781      718    807
Fixed telephony and Internet                              523          324     131     135    135     122      130     74
Cable TV                                                  -29          -83      -4      -3     -9     -13        2    -33
                                                --------------------------------------------------------------------------
Total Tele2 in Sweden                                   3,800        3,000     955     987    968     890      850    848
--------------------------------------------------------------------------------------------------------------------------

EBIT margin
Mobile telephony                          Note 6          50%          48%     50%     50%    50%     49%      47%    52%
Fixed telephony and Internet                              13%          10%     13%     15%    14%     12%      15%    10%
Cable TV                                                 -11%         -53%     -6%     -5%   -15%    -22%       4%   -85%
Total Tele2 in Sweden                                     35%          33%     35%     37%    36%     33%      35%    36%
--------------------------------------------------------------------------------------------------------------------------

                                            FIVE YEAR SUMMARY

                                                         2002      2001       2000      1999      1998
                                                    ---------------------------------------------------
Income Statement and Balance Sheet (MSEK)
Operating revenue                                      31,282    25,085     12,440     8,171     5,918
EBITDA                                                  5,127     1,699      1,820     2,060     1,165
EBIT                                                    1,530    -1,356        420     1,152       506
EBT                                                       796    -1,944        165     4,184       219
Profit (loss) after taxes                                 223       392       -396     3,768        53

Shareholders' equity                                   28,728    29,517     26,539     6,659     2,926
Shareholders' equity, after dilution                   28,870    29,547     26,584     6,659     2,926
Total assets                                           46,872    49,156     42,345    14,401     9,995

Cash flow provided by operating activities              4,365       413        883     1,753       971
Liquidity                                               2,332     1,625      1,304     1,123       821
Net borrowing                                           7,729     9,286      7,095     4,605     4,600
Net borrowing, after dilution                           7,587     9,256      7,050     4,605     4,600
Investments including financial lease                   2,515     1,485        774     1,475     1,941

Key ratio
Solidity, %                                                61        60         63        46        29
Solidity, after dilution, %                                61        60         63        46        29
Debt/equity ratio, %                                     0.27      0.31       0.27      0.69      1.57
Result before depreciation margin, %                     16.4       6.8       14.6      25.2      19.7
Result after depreciation margin, %                       4.9      -5.4        3.4      14.1       8.6
Return on shareholders' equity, %                         0.8       1.4       -2.4      78.6       1.8
Return on shareholders' equity, after dilution, %         0.8       1.4       -2.4      78.6       1.8
Return on capital employed, %                             3.9      -3.3        1.9      45.2       6.8
Average interest rate, %                                  6.4       6.3        4.8       4.8       6.6
Average interest rate, after dilution, %                  6.4       6.3        4.8       4.8       6.6

Value per share (SEK)
Profit (loss)                                            1.51      2.70      -3.47     36.28      0.51
Profit (loss), after dilution                            1.51      2.70      -3.47     36.28      0.51
Shareholders' equity                                   194.95    203.56     232.62     64.12     28.24
Shareholders' equity, after dilution                   195.55    203.46     232.74     64.12     28.17
Cash flow                                               29.62      2.85       7.74     16.88      9.38
Cash flow, after dilution                               29.56      2.85       7.73     16.88      9.35
Dividend                                                    -         -          -         -         -
Market value at closing day                            230.50    378.00     392.00    598.00    330.00
P/E-ratio                                              152.56    139.81    -112.89     16.48    642.68
P/E-ratio, after dilution                              152.84    140.02    -113.02     16.48    644.24
-------------------------------------------------------------------------------------------------------

                              NOTES TO THE ACCOUNTS

Accounting principles and definitions
The Interim report has been prepared in accordance with the recommendations RR1:00-RR28 of the Swedish Financial Accounting Standards Council, of which RR2:02, RR22 and RR24-28 is applied before commencement. Tele2 has reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2001. Definitions are stated in the Annual Report for 2001.

Note 1  Net interest and other financial expenses
The Q4 result is effected by a write-down of MSEK -86 regarding shares in the investment XSource Corporation. The cost is recorded in item "Net interest and other financial expenses".

Note 2  Taxes
At December 31, 2002 and December 31, 2001 the total deferred tax receivable for the group is MSEK 1,246 and MSEK 1,764 respectively, and is included in the item "Long-term financial assets".

Tele2 AB has in the fourth quarter of 2001 recorded a deferred tax receivable /-revenue of MSEK 3,082, as a result of the reorganisation of the former SEC-group.

Deferred tax receivables from losses carried forward are recognized to the extent that it is estimated that it can be utilized in the near future. Due to the improved results in Continental Europe deferred tax receivables of a total amount of MSEK 575 has been recognized in the profit and loss statement in Q4. Total losses carried forward for the Group at December 31 2002 amounted to SEK
19.2 billion, of which SEK 8.2 billion has been utilized for deferred tax accounting and SEK 11.0 billion is at present unutilized.

Note 3  Shares and Convertibles
At the AGM in May 2000 the AGM authorized the board to settle the option obligation through new issue. In October 2000 three Convertible debentures were issued with option rights to subscribe for 100,000 new B-shares in Tele2 AB per year for the years 2001, 2002 and 2003. At December 31, 2002 there was a transfer from Convertible to shares for 2002 under registration at the Patent and Registration Office. The remaining Convertibles at December 31, 2002 represent 100,000 B-shares. At the AGM in May 2002 the AGM authorized the board to issue an option program to employees within the Group through a new issue in the company representing a maximum of 1,055,000 B-shares. In September 2002 8,377 options were issued with option rights to subscribe for 837,700 B-shares in Tele2 AB, of which 684,000 to employees within the Tele2 Group and 153,700 to a company within the Group to hedge the affect on cash flow. The Option rights can be converted under the period September 1, 2005 - September 29, 2006 and the subscription price will then be SEK 191. The option is granted contingent on still being employed in the Group. The options rights at December 31, 2002 represent 663,000 B-shares.

The AGM also resolved to authorize the Board to offer owners of class A shares the possibility to convert class A shares into class B shares during the period from May 21, 2002 up to and including June 20, 2002. In July 2002 8,317,143 A-shares have been converted into B-shares.

Note 4   Non-cash transactions
The purchase of shares in Tele2 Russia Telecom BV (formerly Fora Telecom BV) in December 2001 was made by means of an issue of MSEK 849 and the acquisition of shares in Levicom Broadband in December 2001 was undertaken through loan financing from the seller in the amount of MSEK 134. These transactions have no cash-effect and are not included in the Cash Flow Statements as investments nor as financing. Tele2 Russia and Levicom Broadband had cash of MSEK 884 and MSEK 5, respectively, by the time of acquisition, which is stated as a reduced investment in the Cash Flow Statement.

Note 5   Telephony operations in Sweden and Denmark
With effect from the 1st of January 2002 Optimal Telecom, which previously was reported in Branded Products, is included in the reported numbers for Nordic Market Area. This increases the visibility and improves analysis of financial developments in both market areas.

Optimal in Sweden launched its fixed operations in the fourth quarter of 1998 and is today EBITDA-positive. The mobile operations were launched at the end of the second quarter of 2001. Total revenues in the first quarter of 2002 were MSEK 160 (Q1 2001: MSEK 114 and Q4 2001: MSEK 115) of which fixed telephony and Internet MSEK 145. EBITDA was MSEK -11 (Q1 2001: MSEK 5 and Q4 2001: MSEK -34) of which fixed telephony and Internet MSEK 2. Optimal's Danish operation is limited in size.

In Sweden the reported number of active customers from January 1, 2002 fully adheres to the Group's definitions. As a result of this and the inclusion of Optimal, as a one time effect, the number of fixed and Internet customers were in Q1 2002 adjusted by -197,000 and the number of mobile customers by +80,000. Furthermore the number of 189,000 cableTV-customers is reported for the first time in Q1 2002.

In Denmark the reported number of active customers from quarter 4, 2002 fully adheres to the Group's definitions. As a result of this, as a one-time effect, the number of fixed and Internet customers were in Q4 2002 adjusted by -461,000.

Note 6  Case against Telia
In the first quarter of 2002 Tele2 won a case in the Administrative Court against Telia regarding payment principles for interconnection. The decision was that Telia is liable for payments regarding traffic transited via their network ("Cascade Accounting") at certain tariffs rates. The Administrative Court of Appeal did not grant Telia inhibition in this case. Telia has decided to ignore the court's ruling. Final judgement is expected in the first half of 2003

The effect of the decision is that Telia should pay a total of approximately MSEK 350 to Tele2. As a consequence hereof an amount of approximately MSEK 150 and MSEK 87 is included in operating revenue for mobile telephony in Sweden in the first and second quarter of 2002, respectively. The claim is hereby fully recorded at June 30, 2002.

Note 7 Radio station and TV-license in Luxembourg
The "Tango " radio station, can be received over FM, cable and the Internet, and "Tango TV", a license allowing the distribution of a 24 hour TV program via the cable networks in Luxembourg and via the Astra satellite, is reported as business area Cable TV in the Luxembourg market area.

Note 8   Adjustment of acquired net asset value
Tele2 acquired former SEC through an offer to the SEC shareholders. In SEC there were outstanding stock options. Even though the Tele2 offer didn't include the stock options, for the purpose of calculating the acquired net assets, these were calculated at a theoretical value as if they were included in the offer and recorded as a liability in the Group balance sheet. In Q4 this liability has been adjusted for against goodwill with an amount of 498 Mkr without any cash impact or impact on the result.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By: /s/ Hakan Zadler
    -------------------------------
Name: Hakan Zadler
Title:  CFO




Date:  February 11, 2003